April 8, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jeffrey P. Riedler
Christina DeRosa
Bryan Pitko
Franklin Wyman
Mary Mast

Re:	Vital Therapies, Inc.

Registration Statement on Form S-1

File No. 333-191711

Ladies and Gentlemen:

This letter responds to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 7, 2014, to Terence E. Winters, Ph.D., Co-Chairman of the Board and Chief Executive Officer of Vital Therapies, Inc. (the “Company”) regarding Amendment No. 6 to the Registration Statement on Form S-1, File No. 333-191711 (the “Registration Statement”), filed by the Company on April 7, 2014.

This letter sets forth the comments of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response. Simultaneously with the filing of this letter, the Company is filing via EDGAR an issuer free writing prospectus (the “Free Writing Prospectus”), responding to the Staff’s comments that amends the Registration Statement. We are enclosing a copy of the Free Writing Prospectus.

Use of Proceeds, page 41

1.

We note your response to our prior comment 4 and the associated revisions to your registration statement. Pursuant to the requirements of Item 504 of Regulation S-K, where you have identified the specific purposes for which you intend to use the offering proceeds, you must disclose the approximate amount of proceeds intended to be used for each such purpose. In this regard, we note your disclosed expectation that the proceeds from the offering and existing cash and cash equivalents will be sufficient to fund development

U.S. Securities and Exchange Commission

April 8, 2014

through receipt of initial data from leading Phase 3 trials. Please revise your disclosure in this section to indicate how your use of proceeds from the offering will be allocated towards the clinical development for each of VTI-208, VTI-210, and VTI-212, respectively.

We understand that the company has not yet made such specific determination, but that does not relieve you of your obligation to provide investors with your best estimate, based on reasonable assumptions, of the manner in which you will allocate investors’ funds. You may, as necessary, provide additional disclosure that advises investors of the particular factors and assumptions that form the basis of your estimate, any uncertainty surrounding these amounts and the reasons that the actual use of proceeds could vary. Please make any necessary conforming changes to your Prospectus Summary as well.

Response: The Company respectfully acknowledges the Staff’s comment and has filed an issuer free writing prospectus that updates page 41 of the Registration Statement. The Company will also file Amendment No. 7 that will include the updated language as set forth in the issuer free writing prospectus.

2.	Please clarify your reference to receipt of “initial data,” with respect to the level of clinical development you expect to reach using net proceeds from this offering and your existing cash and cash equivalents. In particular, please revise your disclosure to clarify whether you are referring to preliminary data obtained prior to the completion of Phase 3 trials of VTI-208, VTI-210, and VTI-212, data obtained following completion of such trials, or data obtained at some other point.

Response: The Company respectfully acknowledges the Staff’s comment and has filed an issuer free writing prospectus that updates page 41 of the Registration Statement. The Company will also file Amendment No. 7 that will include the updated language as set forth in the issuer free writing prospectus.

U.S. Securities and Exchange Commission

April 8, 2014

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If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this submission, please advise us at your earliest convenience. You may reach me at (858) 350-2364 or Martin J. Waters at (858) 350-2308.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ Anthony G. Mauriello
Anthony G. Mauriello

Enclosures

cc:	Terence E. Winters, Ph.D., Vital Therapies, Inc.

Duane Nash, Vital Therapies, Inc.

Michael V. Swanson, Vital Therapies, Inc.

Martin J. Waters, Wilson Sonsini Goodrich & Rosati, P.C.

William Molloie, PricewaterhouseCoopers LLP